Exhibit 99.3

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION AS DEFINED FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014 WHICH FORMS PART OF DOMESTIC LAW IN THE UNITED KINGDOM PURSUANT TO THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (“UK MAR”). UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN, OR INTO OR FROM ANY JURISDICTION IN WHICH THE SAME WOULD BE A VIOLATION OF THE LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT, NOR ANYTHING CONTAINED HEREIN, SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

Silence Announces Proposed Cancellation of Admission of its Ordinary Shares to Trading on AIM and Transition of its Primary Trading Venue to the Nasdaq Global Market

Notice of General Meeting to be held on 1 November 2021

Intention to File Registration Statement on Form F-3 with the U.S. Securities and Exchange Commission

15 October 2021

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq:SLN (“Silence” or “the Company”), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announces:

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the Company’s intention to cancel the admission of its ordinary shares of nominal value £0.05 each (the “Ordinary Shares”) to trading on AIM (the “AIM Delisting”), subject to shareholder approval, with effect from 30 November 2021. Subject to shareholder approval, the Company’s last day of trading on AIM will be 29 November 2021. Silence will retain the listing on the Nasdaq Global Market (“Nasdaq”) of American Depositary Shares, each representing three Ordinary Shares (the “ADSs”), under ticker symbol “SLN”. The Company expects Nasdaq to become the primary trading venue for its equity securities. Existing holders of ADSs not also holding Ordinary Shares do not need to take any action in relation to the AIM Delisting;

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the posting of a circular to shareholders (the “Circular”) which contains further information on the AIM Delisting and the process to deposit Ordinary Shares for delivery of ADSs and notice of a general meeting to be held on 1 November 2021 at 72 Hammersmith Road, London W14 8TH at 2.00 p.m. (London time) (the “General Meeting”) at which shareholder approval will be sought, inter alia, for the AIM Delisting; and

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the intention to today file with the U.S. Securities and Exchange Commission (the “SEC”) a shelf registration statement on Form F-3 (the “Registration Statement”) pursuant to which the Company may offer and sell up to $300,000,000 of its Ordinary Shares in the form of ADSs including the intention to enter into a sales agreement (the “Sales Agreement”) with a sales agent (the “Sales Agent”), pursuant to which the Company may sell, from time to time, at its option, up to $100,000,000 of ADSs through the Sales Agent (the “ATM Program”) in “at the market” transactions on Nasdaq.

The Proposed AIM Delisting and the General Meeting

Highlights

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Following the AIM Delisting, the Company’s ADSs will remain listed on Nasdaq, which will become the primary trading venue for its equity securities, and securities in the Company will only be publicly tradeable in the form of Nasdaq-listed ADSs.

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The board of directors of the Company (the “Board” and the “Directors”) believes that the AIM Delisting should enhance the liquidity of trading in the Company’s ADSs as all such trading will be concentrated in a single venue.

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The Company is providing an opportunity for shareholders to deposit their Ordinary Shares with the Company’s ADS depositary in exchange for delivery of ADSs, without cost, in connection with the AIM Delisting whether prior, on, or subsequent to 30 November 2021 (being the date on which the AIM Delisting takes effect), except that the Depositary has not agreed to waive that fee with respect to more than 81,831,467 Ordinary Shares, which is the number of Ordinary Shares that were in issue but not represented by ADSs on 15 October 2021 and has not agreed to waive fees on any deposit made by the Company.

Mark Rothera, President and Chief Executive Officer of Silence Therapeutics, said: “This marks a very important step in the evolution of our company and positions Silence as a global RNAi leader. With our mRNAi GOLD™ platform advancing in the clinic, we see substantial opportunity to build value over the next 12 months and longer term. We are grateful to have the continued support of our loyal shareholders and look forward to this exciting new chapter of growth.”

Craig Tooman, Chief Financial Officer of Silence Therapeutics, said: “A key priority for us has been to create a more attractive and efficient trading mechanism for our shareholders and to support increasing interest from new investors. We believe the move to trade exclusively on the Nasdaq – a top global exchange – accomplishes that objective. This is an exciting time for Silence and we look forward to continuing to expand our global shareholder base.”

The Company will today be posting the Circular to shareholders which will set out further information on the process to deposit Ordinary Shares for delivery of ADSs, including personalised forms for those holders of certificated Ordinary Shares who wish to deposit their Ordinary Shares for delivery of ADSs, as well as containing the notice of General Meeting. Copies will also be available on Silence’s website at www.silence-therapeutics.com.

Background to the AIM Delisting

The Company was incorporated in 1994 and its Ordinary Shares have been admitted to trading on AIM since 1995. In September 2020, the Company undertook a direct listing of ADSs representing its Ordinary Shares on the Nasdaq Capital Market. In February 2021, the Company announced an oversubscribed private placement of ADSs for gross proceeds of approximately $45 million. In June 2021, the Company moved its Nasdaq listing from the Nasdaq Capital Market tier to the Nasdaq Global Market tier.

As at 13 October 2021, being the last practicable date prior to the date of this announcement, approximately 8.9 per cent. of the Company’s Ordinary Shares are represented by ADSs tradeable on Nasdaq. All shareholders who have not already deposited their Ordinary Shares for delivery of ADSs are currently able to do so at any time. Affiliates of the Company who deposit their ordinary shares may be subject to limitations on resale of ADSs under U.S. securities law. The Company intends to convert an existing secondary resale shelf registration statement on Form F-1 to a short-form registration statement on Form F-3, which will, upon effectiveness, continue to grant such affiliates the ability to freely resell such restricted securities without restriction.

The AIM Rules for Companies published by London Stock Exchange plc (the “London Stock Exchange”) (the “AIM Rules for Companies”) require that, unless the London Stock Exchange otherwise agrees, the cancellation of a company’s shares from trading on AIM requires the consent of not less than 75 per cent. of votes cast by its shareholders given in a general meeting. Notwithstanding that the Company may be able to seek the agreement of the London Stock Exchange that shareholder consent in general meeting is not required due to the listing of ADSs on Nasdaq, the Board has determined to seek shareholder approval for the proposed AIM Delisting.

Reasons for the AIM Delisting

The Board has decided to implement the AIM Delisting for the following reasons:

•	The AIM Delisting is expected to further enhance the liquidity of trading in the Company’s securities by combining on Nasdaq the volume of transactions from both Nasdaq and AIM.

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Having securities solely listed on Nasdaq, rather than dual-listed on Nasdaq and AIM as is the case at present, is expected to increase the willingness of US-based investors to invest in the Company’s securities.

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A Nasdaq-only listing structure provides for a streamlined operation that showcases the global nature of the Company’s scope and places it more clearly within the ranks of international biotechnology companies that are its true peers.

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The cost of complying with the AIM Rules for Companies is incremental to that for complying with the Nasdaq market rules and the Company sees advantages in reducing its cost base as it progresses its clinical programmes and commercial strategy.

•	Internal financial and legal staff time spent on compliance with the AIM Rules for Companies is incremental to that required for compliance with the Nasdaq market rules.

•	ADSs representing the Company’s Ordinary Shares will remain tradeable on Nasdaq.

Accordingly, the Directors believe that it is no longer in the best interests of the Company or its shareholders as a whole for the Company to retain admission of its Ordinary Shares to trading on AIM. However, the Company is providing an opportunity for shareholders to deposit their Ordinary Shares with the Company’s ADS depositary in exchange for delivery of ADSs, without cost, in connection with the AIM Delisting whether prior, on, or subsequent to 30 November 2021 (being the date on which the AIM Delisting takes effect), except that the Depositary has not agreed to waive that fee with respect to more than 81,831,467 Ordinary Shares, which is the number of Ordinary Shares that were in issue but not represented by ADSs on 15 October 2021 and has not agreed to waive fees on any deposit made by the Company.

Effect of the AIM Delisting

If the resolutions are passed at the General Meeting, Shareholders will no longer be able to buy and sell Ordinary Shares on AIM after 29 November 2021. Holders of Ordinary Shares should read “Information for holders of Ordinary Shares” below which explains in more detail the process of depositing Ordinary Shares for delivery of ADSs.

As a company incorporated in England and Wales, the Company will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Delisting taking effect, the Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser. The Company will also no longer be subject to the QCA Corporate Governance Code or be required to comply with the continuing obligations set out in the Disclosure Guidance and Transparency Rules (the “DTRs”) of the Financial Conduct Authority (the “FCA”) or, provided the Company’s securities remain outside the scope of the regulation, UK MAR. In addition, the Company and its shareholders will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in the Company. The Company intends to continue to comply with all regulatory requirements for the Nasdaq listing of ADSs, including all applicable rules and regulations of the SEC.

Shareholders who continue to hold Ordinary Shares following the AIM Delisting will continue to be notified of the availability of key documents on the Company’s website, including publication of annual reports and annual general meeting documentation. Holders of ADSs will be able to continue to access all such information via the Silence website. Holders of Ordinary Shares and ADSs will remain entitled to receive any future dividends that may be declared thereon, which dividends will also accrue to ADS holders in accordance with the terms of the Deposit Agreement.

Application of the City Code following the AIM Delisting

Following the AIM Delisting, as the Company will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), the City Code on Takeovers and Mergers (the “City Code”) will only apply to the Company if it is considered by the Panel on Takeovers and Mergers (the “Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, Her Majesty’s Revenue & Customs (“HMRC”). Under the City Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

The Panel has confirmed to the Company that following the AIM Delisting, based on the current composition of the Board, the City Code will continue to apply to the Company. However, the City Code could cease to apply to the Company in the future if any changes to the Board composition result in the majority of the Directors not being resident in the United Kingdom, Channel Islands and Isle of Man.

Further details of the Panel, the City Code and the protections given by the City Code are set out in the Circular. Shareholders are encouraged to read this information carefully as it outlines certain important protections which they will be giving up if they agree to the AIM Delisting and the Company subsequently ceases to be subject to the City Code.

The Board is seeking shareholder approval to an amendment to the Company’s articles of association (the “Articles”) which would apply in the event that the City Code ceased to apply to the Company. This amendment would insert a new article 159 into the Articles which would apply in the event that the City Code were no longer to apply to the Company. Article 159 includes certain takeover protections so that the Company is able to defend itself and its shareholders from hostile takeovers. An ordinary resolution will be put to shareholders at each annual general meeting, starting with the annual general meeting in 2022, as to whether article 159 should continue to apply for the period until the next following annual general meeting. The full text of article 159 is set out in Appendix B to the Circular.

Information for holders of Ordinary Shares

If the resolutions are passed at the General Meeting, the Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on 29 November 2021. Thereafter, holders of Ordinary Shares can still hold the Ordinary Shares, but there will be no public market in the United Kingdom on which the Ordinary Shares can be traded, and the Ordinary Shares will not be tradeable on Nasdaq in this form.

To sell Ordinary Shares on a public market following the AIM Delisting, shareholders will need to deposit their Ordinary Shares for delivery of ADSs. Each ADS represents three Ordinary Shares. This deposit can be made at any time, including before the AIM Delisting, subject in all cases to the provisions of, and the limitations set forth in, the New York law governed deposit agreement dated 4 September 2020 between the Company, the Bank of New York Mellon (the “Depositary”) and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”).

The Board considers that shareholders should consider depositing their Ordinary Shares for delivery of ADSs prior to the AIM Delisting on 30 November 2021 for the following reasons:

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For those shareholders who hold their Ordinary Shares in certificated form and wish to deposit their Ordinary Shares for delivery of ADSs, the Company’s Receiving Agent, Link Group, will facilitate, on the Company’s behalf, a block transfer process. Shareholders who hold their Ordinary Shares in certificated form will find enclosed with the Circular a personalised block transfer participation request form for use if they wish to deposit their Ordinary Shares for delivery of ADSs. Subject to the requisite documents being returned to Link Group by the required deadline (being 1.00 p.m. on 3 November 2021), Link Group will arrange for the relevant Ordinary Shares to be transferred to and through Link Group’s CREST account to the CREST account of the Custodian, which has been appointed by the Depositary, The Bank of New York Mellon, to safe keep the Ordinary Shares upon deposit, so that the Depositary can arrange to deliver the corresponding number of ADSs. The Custodian, on behalf of the Depositary, will hold all deposited Ordinary Shares in a custody account for the benefit of the holders and beneficial owners of ADSs.

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Shareholders who elect to deposit their Ordinary Shares for delivery of ADSs prior to the AIM Delisting will not incur a UK stamp duty, or SDRT, charge. However, it is expected that shareholders who elect to deposit their Ordinary Shares for delivery of ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge, at a rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited, to the UK taxation authority, HMRC.

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Ordinarily, shareholders who deposit their Ordinary Shares for delivery of ADSs are charged an ADS issuance fee, by the Depositary, of up to $5.00 per 100 ADSs or portion thereof. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Ordinary Shares in connection with the AIM Delisting whether prior, on, or subsequent to 30 November 2021 (being the date on which the AIM Delisting takes effect), except that the Depositary has not agreed to waive that fee with respect to more than 81,831,467 Ordinary Shares, which is the number of Ordinary Shares that were in issue but not represented by ADSs on 15 October 2021 and has not agreed to waive fees on any deposit made by the Company.

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Otherwise than in connection with the AIM Delisting, ADS issuance fees of up to $5.00 per 100 ADSs or portion thereof will be charged by the Depositary in connection with any future deposits of Ordinary Shares.

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Ordinary Shares may be deposited for delivery of ADSs only in multiples of three Ordinary Shares. It is not possible to receive a fraction of an ADS, so in the event that the deposit is completed after the AIM Delisting, there is a risk that shareholders will be left with a small number of Ordinary Shares (up to a maximum of two shares) which cannot be deposited for delivery of ADSs. If the deposit is made before the AIM Delisting has taken effect, any residual Ordinary Shares can be sold by shareholders on AIM prior to, and including, 29 November 2021 so long as those Ordinary Shares are in uncertificated form. Shareholders who hold their Ordinary Shares in certificated form may elect to donate their residual shares to the charity Share Gift by making that election on their personalised block transfer participation request form.

Shareholders who do not elect to participate in the block transfer process can utilise the services of a broker who is able to facilitate deposits of Ordinary Shares at the shareholder’s convenience.

Shareholders whose Ordinary Shares are held in uncertificated form in CREST and who wish to deposit their Ordinary Shares for delivery of ADSs, should contact their broker without delay to request that their Ordinary Shares are deposited.

Silence advises holders of Ordinary Shares to seek independent financial advice regarding the AIM Delisting and the deposit of their Ordinary Shares for delivery ADSs.

Information on the process to deposit Ordinary Shares for delivery of ADSs and the forms to be completed accompany the Circular. The information and forms, and contacts at the Company’s Receiving Agent, Link Group, in respect of completion of the block transfer participation request form for certificated holders, and the Depositary, The Bank of New York Mellon, are included on Silence’s website at www.silence-therapeutics.com.

If the Resolutions are not passed at the General Meeting, all documents provided to Link Group and/or The Bank of New York Mellon in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by Link Group.

UK tax treatment

Many investors purchase AIM-quoted shares because they are classed as unlisted/unquoted securities which may qualify individuals who are UK tax resident and UK domiciled for relief from inheritance taxation and certain other preferential tax benefits. Silence cannot and does not provide any form of taxation advice to shareholders and therefore shareholders are strongly advised to seek their own taxation advice to confirm the consequences of continuing to hold unlisted Ordinary Shares or depositing Ordinary Shares for delivery of ADSs.

The following summary does not constitute legal or tax advice and is not exhaustive. The Company’s understanding of the current position for UK individuals who are UK domiciled for relevant tax purposes is as follows but it should be noted that the position on certain points is not free from uncertainty and that the Company has not taken steps to confirm the current position with HMRC. Therefore, the following should not be relied upon by shareholders without taking further advice (and the Company accepts no liability in respect of any such reliance on any information provided herein on taxation matters):

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The AIM Delisting should not prevent the Ordinary Shares from qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules). Accordingly, it is expected that HMRC should accept that those shareholders who elect to continue to hold unlisted Ordinary Shares should continue to be regarded as holding unlisted/unquoted securities under those same rules.

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Under HMRC’s stated practice those shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains tax purposes when transferring the shares to the Depositary, The Bank of New York Mellon, in exchange for issue of ADSs on the basis that the shareholder retains beneficial ownership of the Ordinary Shares.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting may incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

It is strongly recommended that shareholders obtain appropriate professional advice in respect of these and other taxes.

Further information in relation to the AIM Delisting

The Board believes that the proposed AIM Delisting is an appropriate next step for the Company and is in the best interests of shareholders as a whole. Further information about the process required to deposit Ordinary Shares for delivery of ADSs tradeable on Nasdaq, together with a set of Frequently Asked Questions, accompany the Circular.

Details of the General Meeting and action to be taken in respect of the General Meeting

A notice convening the General Meeting, which is to be held at 72 Hammersmith Road, London W14 8TH at 2.00 p.m. (London time) on 1 November 2021 is set out in the Circular.

At the time of publication of the notice of General Meeting, it is anticipated that the General Meeting will proceed as an open meeting. However, given ongoing uncertainty, and bearing in mind the broader public health considerations and for the safety of others, the Board will continue to monitor government guidance in relation to the COVID-19 pandemic, and if any changes to the arrangements set out in the notice of General Meeting are required, this will be communicated via a regulatory information service and the Company’s website.

Expected timetable for the AIM Delisting

Dispatch of the Circular and the enclosed documents	15 October 2021

Latest date for receipt of proxy voting instructions and (if applicable) hard copy forms of proxy	2.00 p.m. on 28 October 2021

General Meeting	2.00 p.m. on 1 November 2021

Last date for receipt by Link Group from certificated shareholders of duly completed block transfer participation request forms and original share certificates	3 November 2021 at 1.00 p.m.

Last date for receipt by The Bank of New York Mellon from CREST holders of duly completed issuance forms	17 November 2021 at 3.00 p.m.

Expected date of issuance of ADSs to block transfer participants	24 November 2021

Expected date of posting of ADS confirmations to shareholders by The Bank of New York Mellon	24 November 2021

Last day of dealings in the Ordinary Shares on AIM	29 November 2021

Cancellation of admission to trading on AIM of the Ordinary Shares	30 November 2021 at 7.00 a.m.

Notes

(1)	References to time in this announcement are to London time unless otherwise stated.

(2)

Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory Information Service.

(3)

All steps after the General Meeting are dependent on the resolutions being passed at the General Meeting. If the resolutions are not passed at the General Meeting, all documents provided to Link Group and/or The Bank of New York Mellon in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by Link Group.

SEC Registration Statement on Form F-3 and the ATM Program

The Company intends to today file the Registration Statement with the SEC, pursuant to which the Company may offer up to $300,000,000 of its Ordinary Shares in the form of ADSs, with each ADS representing three Ordinary Shares. In connection with the Registration Statement, the Company also intends to enter into the Sales Agreement with the Sales Agent, in connection with the ATM Program.

Any Ordinary Shares to be represented by ADSs sold under the ATM Program will be allotted and issued pursuant to the resolutions adopted at the Company’s annual general meeting on 15 June 2021 and/or any replacement resolutions to allot and issue Ordinary Shares adopted by the Company’s shareholders from time to time.

The ADSs intended to be sold under the Sales Agreement, if any, will be issued and sold by methods deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or in negotiated transactions, if authorised by the Company, in each case, pursuant to the Registration Statement. The Registration Statement will contain a prospectus relating to the ATM Program pursuant to which any sales under the ATM Program will be made following the effectiveness of the Registration Statement.

Following the filing of the Registration Statement, it will not become effective until declared so by the SEC. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Once filed, a copy of the Registration Statement and the prospectus supplement relating to the ATM Program may be obtained on the SEC’s website at www.sec.gov.

The intended filing of the Registration Statement does not affect the statutory pre-emption rights of shareholders in the Company.

Block Admission Application

Application will be made to the London Stock Exchange for a block admission (‘Block Admission’) of 17,879,768 new ordinary shares of nominal value £0.05 each (the “New Ordinary Shares”) which may be allotted and issued in connection with the ATM Program, prior to the AIM Delisting becoming effective. It is expected that the Block Admission will become effective on or around 20 October 2021.

The Block Admission, representing approximately 20% of the current issued share capital, is being made for the allotment and issue of any New Ordinary Shares arising from the issuance of ADSs in connection with the ATM Program prior to the AIM Delisting becoming effective:

If and when issued, the New Ordinary Shares will rank pari passu in all respects with the existing Ordinary Shares in the Company.

Prior to the AIM Delisting becoming effective, the Company will notify on a monthly basis when there are changes to the issued share capital of the Company, and these monthly figures may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company. The Company will also make six-monthly announcements regarding the utilisation of the Block Admission in accordance with rule 29 of the AIM Rules for Companies.

Disclaimer

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares or ADSs, nor shall there be any sale of the Ordinary Shares or ADSs in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Neither this announcement nor the Registration Statement forms part of an offer of transferable securities to the public in the United Kingdom and no prospectus has been, or is required to be, submitted to the Financial Conduct Authority (the “FCA”) for approval.

Investec Bank plc is authorised by the Prudential Regulation Authority (the “PRA”) in the United Kingdom and regulated in the United Kingdom by the PRA and FCA. Investec is acting as nominated adviser exclusively for the Company and no one else in connection with the AIM Delisting and will not regard any other person as its client in relation to the AIM Delisting and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Investec, nor for providing advice in relation to any matter referred to herein.

Forward-Looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended, including in respect of the implications of the AIM Delisting on the trading of the Company’s equity securities. All statements other than statements of historical fact contained in this announcement are forward-looking statements. Forward-looking statements usually relate to future events. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and involve assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations. These forward-looking statements are subject to risks and uncertainties, including, among other things, the risk that anticipated trading volume in the Company’s equity securities on Nasdaq may not materialise, as well as those risks and uncertainties described in the Company’s latest Annual Report on Form 20-F, Reports on Form 6-K and other documents filed from time to time by the Company with the United States Securities and Exchange Commission. The Company wishes to caution investors not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

Additional Information

The person responsible for arranging the release of this information on behalf of the Company is Craig Tooman, Chief Financial Officer.

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR & Corporate Communications	Tel: +1 (646) 637-3208

Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970

European PR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron loading anemias. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.